UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

OMNOVA Solutions Inc.

(Exact name of registrant as specified in its charter)

Ohio	1-15147	34-1897652
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

175 Ghent Road Fairlawn, Ohio	44333-3300
(Address of Principal Executive Offices)	(Zip Code)

James C. LeMay, Senior Vice President, Corporate Development; General Counsel (330) 869-4200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (“Form SD”) of OMNOVA Solutions Inc. (“OMNOVA”, the “Company”, “we” or “our”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (“Conflict Minerals”). The Rule imposes certain reporting obligations on SEC registrants whose products contain Conflict Minerals that are necessary to the functionality or production of their products (such minerals are referred to as “Necessary Conflict Minerals”), excepting Conflict Minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For purposes of this filing, the Company is assuming that an organo-tin compound is a Conflict Mineral as defined by the SEC. For products which contain Necessary Conflict Minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”). Numerous terms in this Form SD are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012 for such definitions.

Item 1.01 Conflict Minerals Disclosure and Report

OMNOVA Solutions is an innovator and manufacturer of emulsion polymers, specialty chemicals and engineered surfacing products for a variety of end uses, including paper, coatings, carpet, nonwovens, adhesives, tape, tires, floor care, textiles, cabinets, upholstery and other products.

As the manufacturer of most of the products we sell, we are knowledgeable about the design of our products including the materials needed to manufacture them. We have evaluated our products and the raw materials used in our production processes in order to determine whether our products contain any Necessary Conflict Minerals. In conducting this evaluation, we initially screened all of our products and raw materials used to make these products to identify raw materials which were known or likely to contain Conflict Minerals. Based on this initial screening, we determined that tin (specifically, an organo-tin compound) is the only Conflict Mineral known or likely to be present in any of our products.

Next, we considered whether the identified Conflict Minerals were necessary to the production or functionality of OMNOVA’s products. As a result of this evaluation, we determined that tin is or was likely to be contained in certain raw materials used as catalysts, heat stabilizers, colorants and/or mildew inhibitors by our Engineered Surfaces business. We further determined that tin is or was likely to be contained in certain raw materials used as catalysts by our Performance Chemicals business. Accordingly, we concluded that certain of our products contain Necessary Conflict Minerals.

In accordance with the Rule, we then conducted in good faith a reasonable country of origin inquiry with respect to these Necessary Conflict Minerals. A listing of the raw materials which were determined or thought likely to contain Necessary Conflict Minerals was developed and an inquiry letter prepared and sent to each supplier of these raw materials. The purpose of the inquiry letter was to obtain reasonable assurance as to the country of origin of the Necessary Conflict Minerals. Responses were received from all suppliers. These responses were evaluated, with follow up conducted as necessary and appropriate. Based on those responses and, where applicable, additional information obtained during the follow-up process, OMNOVA has concluded that we have no reason to believe that any of the Necessary Conflict Minerals contained in our products originated in a Covered Country.

To mitigate the risk that any OMNOVA product contains Necessary Conflict Minerals originating in a Covered Country, beginning in 2014 we have implemented a new supplier evaluation process which screens for Conflict Mineral status for all newly approved suppliers.

A copy of this disclosure can also be found under the Investor Relations tab on our corporate website at www.omnova.com. The website and the information accessible through it are not incorporated into this report on Form SD.

Section 2 – Exhibits

Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OMNOVA SOLUTIONS INC.

By:	/s/ James C. LeMay
Name:	James C. LeMay
Title:	Senior Vice President, Corporate Development; General Counsel

Date: May 30, 2014